UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Dong Yu	With a copy to:
18/F, Tower A, U-town Office Building	Chris Lin
#1 San Feng Bei Li	Simpson Thacher & Bartlett
Chaoyang District, Beijing 100020,	ICBC Tower, 3 Garden Road, 35th Floor
People’s Republic of China	Hong Kong
+86 (10) 5631 0700	+852-2514-7622

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0977B107

1.	Names of Reporting Persons Skillgreat Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,581,262.5[1] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 7,581,262.5[1] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,581,262.5[1] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.1%[2]

14.	Type of Reporting Person (See Instructions) CO

1                                         Based on 7,746,851 Ordinary Shares held by Skillgreat Limited as record holder after the closing of all the transactions described in this Schedule 13D (including 138,850 Ordinary Shares underlying options that have been issued to Skillgreat Limited on behalf of Dong Yu), plus 28756.5 Ordinary Shares represented by 57,513 ADSs held by Skillgreat Limited on behalf of Dong Yu purchased through the open market, less 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others. Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

2                                         Based on 31,402,346 Ordinary Shares outstanding as of September 30, 2013 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Vantage Global Holdings Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,605,441.5[3] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 7,605,441.5[3] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,605,441.5[3] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.2%[4]

14.	Type of Reporting Person (See Instructions) CO

3                                         Based on (i) 7,746,851 Ordinary Shares held by Skillgreat Limited as record holder after the closing of all the transactions described in this Schedule 13D (including 138,850 Ordinary Shares underlying options that have been issued to Skillgreat Limited on behalf of Dong Yu), (ii) less 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, (iii) plus 28756.5 Ordinary Shares represented by 57,513 ADSs held by Skillgreat Limited on behalf of Dong Yu purchased through the open market, and (iv) plus 24,179 Ordinary Shares underlying options granted to Vantage that are exercisable or will become exercisable within 60 days of the date of this filing. Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

4                                         Based on 31,402,346 Ordinary Shares outstanding as of September 30, 2013 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Dong Yu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,332,882.5[5] ordinary shares. Skillgreat Limited may also be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 8,332,882.5[5] ordinary shares. Skillgreat Limited may also be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,332,882.5[5] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%[6]

14.	Type of Reporting Person (See Instructions) IN

5                                         Based on (i) 7,746,851 Ordinary Shares held by Skillgreat Limited as record holder after the closing of all the transactions described in this Schedule 13D (including 138,850 Ordinary Shares underlying options that have been issued to Skillgreat Limited on behalf of Dong Yu), (ii) less 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, (iii) plus 28756.5 Ordinary Shares represented by 57,513 ADSs held by Skillgreat Limited on behalf of Dong Yu purchased through the open market, (iii) plus 24,179 Ordinary Shares underlying options granted to Vantage that are exercisable or will become exercisable within 60 days of the date of this filing, and (iv) plus 727,441 Ordinary Shares underlying outstanding options granted to Dong Yu directly that are exercisable or will become exercisable within 60 days of the date of this filing.

6                                         Based on 31,402,346 Ordinary Shares outstanding as of September 30, 2013 (as provided by the Issuer).

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed jointly by Dong Yu (the “Founder”), Vantage Global Holdings Ltd (“Vantage”) and Skillgreat Limited (“Skillgreat” and together with Vantage and the Founder, the “Reporting Persons”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands. This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 25, 2012 (the “Original Statement”) by Skillgreat and the Founder. Only those items in the Original Statement amended by this Amendment are reported herein.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“This Schedule 13D is being filed jointly on behalf of each of the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The Founder’s present occupation is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  The Issuer, a Cayman Islands holding company, operates film distribution, film investment and production, talent agency and movie theater businesses in China through its wholly-owned PRC operating subsidiary and consolidated affiliated entities.  The business address of both the Founder and the Issuer is the principal executive office address set forth above.  The Founder is a citizen of the People’s Republic of China.

Vantage is a British Virgin Islands company whose principal business is making financial investments and is wholly owned by the Founder.  The address of its principal office is c/o Dong Yu, 18/F, Tower A, U-town Office Building, #1 San Feng Bei Li, Chaoyang District, Beijing 100020, People’s Republic of China.  The Founder is the sole director of Vantage.

Skillgreat is a British Virgin Islands company whose principal business is making financial investments and is wholly owned by Vantage.  The address of its principal office is c/o Dong Yu, 18/F, Tower A, U-town Office Building, #1 San Feng Bei Li, Chaoyang District, Beijing 100020, People’s Republic of China.  The Founder is the sole director of Skillgreat.

To the best knowledge of the Reporting Persons, neither of them has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

“The information set forth in the cover pages of this Schedule 13D and in Items 4 and 6 of this Schedule 13D is incorporated by reference in this Item 3.

Skillgreat will use a portion of the proceeds from the sale of Ordinary Shares under the Orrick Share Purchase Agreement (as defined below) to acquire 1,152,786 Ordinary Shares from the Selling Shareholders (as defined below).”

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add at the end thereof the following paragraphs:

“On September 30, 2013, the Founder, Skillgreat and Orrick Investments Limited (“Orrick”), which is a wholly-owned indirect subsidiary of Fosun International Limited, entered into a Share Purchase Agreement (the “Orrick Share Purchase Agreement”), which is attached hereto as Exhibit 99.2.  Under the terms of the Orrick Share Purchase Agreement, Skillgreat agreed to sell to Orrick an aggregate of 2,000,000 Ordinary Shares for an aggregate purchase price of US$20,800,000. The closing of the transactions contemplated under the Orrick Share Purchase Agreement occurred on October 4, 2013.

Prior to the entering into of the Orrick Share Purchase Agreement, Skillgreat entered into three separate securities transfer agreements (the “Securities Transfer Agreements”), each of which are attached as exhibits hereto, with certain existing security holders of the Issuer (the “Selling Shareholders”) to acquire in aggregate 1,152,786 Ordinary Shares of the Issuer, in each case for US$10.40 per Ordinary Share, for a total purchase price of approximately US$11,988,974.40.  The Ordinary Shares acquired by Skillgreat from the Selling Shareholders have been acquired in connection with the sale of the Ordinary Shares by Skillgreat to Orrick pursuant to the Orrick Share Purchase Agreement.”

Item 5.  Interest in Securities of the Issuer

The first paragraph of Item 5 is hereby amended and restated as follows:

“(a) and (b) The information set forth in the cover pages of this Schedule 13D and Item 2 is incorporated herein by reference. After the closing of all the transactions described in this Schedule 13D, Skillgreat will be the record owner of 7,746,851 Ordinary Shares, which includes (i) 138,850 Ordinary Shares underlying options that have been issued to Skillgreat on behalf of the Founder, and (ii) 194,345 Ordinary Shares held by Skillgreat Limited for other persons. The Reporting Persons expressly disclaim beneficial ownership of the 194,345 Ordinary Shares held by Skillgreat on behalf of others.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add at the end thereof the following paragraphs:

“Under the Orrick Share Purchase Agreement, each of the Founder, Skillgreat and Orrick has agreed that he or it shall not, during the six months after the last closing under the Orrick Share Purchase Agreement, directly or indirectly, offer, sell, transfer, encumber or otherwise dispose of any ADSs or any Ordinary Share or any securities convertible into or exchangeable or exercisable for any ADSs or Ordinary Shares.

As described under Item 3, Skillgreat entered into three separate Securities Transfer Agreements with the Selling Shareholders to acquire in aggregate 1,152,786 Ordinary Shares of the Issuer, in each case for US$10.40 per share.  The number of Ordinary Shares acquired from each Selling Shareholder is set forth below.

Selling Shareholders	Number of Ordinary Shares

Wing Hung Jeffrey Chan	317,072

Media Range Limited	150,000

Matrix Partners China I L.P. and Matrix Partners China I-A L.P. (collectively, the “Matrix Funds”)	685,714

Total	1,152,786

Each of the Selling Shareholders has agreed to certain lock-up restrictions in their respective Securities Transfer Agreements. References to the Securities Transfer Agreement set forth in this Schedule 13D are not intended to be complete, and the full text of each Securities Transfer Agreement, each of which is attached as an exhibit hereto, is incorporated by reference in its entirety into this Item 6.

As disclosed in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2012, the Founder has been granted under the Issuer’s 2009 share incentive plan and 2010 share incentive plan options to acquire as of the date of this filing a total of 1,106,615 Ordinary Shares of the Issuer in accordance with a defined vesting schedule.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement

99.2	Share Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited and Orrick Investments Limited dated September 30, 2013

99.3	Securities Transfer Agreement by and between Skillgreat Limited and Wing Hung Jeffrey Chan dated September 30, 2013

99.4	Securities Transfer Agreement by and between Skillgreat Limited and Media Range Limited dated September 30, 2013

99.5	Securities Transfer Agreement by and among Skillgreat Limited and certain funds affiliated with Matrix Partners dated September 30, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 9, 2013

SKILLGREAT LIMITED

	By:	/s/ Dong YU
Name: Dong YU

VANTAGE GLOBAL HOLDINGS LTD

	By:	/s/ Dong YU
Name: Dong YU
Title: Authorized Signatory

Dong Yu

	By:	/s/ Dong YU
Name: Dong YU